Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION/FORMATION
Achondo Transportation, Inc.	California
Albert's Organics, Inc.	California
Blue Marble Brands, LLC	Delaware
DS & DJ Realty, LLC	Florida
Fromages de France, Inc	California
Gourmet Guru, Inc.	New York
Haddon House Food Products, Inc.	New Jersey
Honest Green Market, LLC	Delaware
Natural Retail Group, Inc. (d/b/a Earth Origins Market)	Delaware
Nor-Cal Produce, Inc.	California
SCTC, LLC	Florida
Select Nutrition, LLC	Delaware
Tony's Fine Foods	California
Tutto Pronte	California
UNFI Canada, Inc.	Canada
UNFI Transport, LLC	Delaware
United Natural Foods West, Inc.	California
United Natural Trading, LLC (d/b/a Woodstock Farms Manufacturing)	Delaware